[Letterhead of Sanofi-Aventis]

                        August 5, 2009

VIA EDGAR

Ms. Ibolya Ignat

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., MailStop 6010

Washington, D.C. 20549

Re:	Sanofi-Aventis
Form 20-F for Fiscal Year Ended December 31, 2008
Filed March 4, 2009
File No. 001-31368

Dear Ms. Ignat:

This is a follow up to your telephone conversation earlier this week with our company regarding the Staff’s comment letter dated July 28, 2009 addressed to Mr. Jérôme Contamine, Chief Financial Officer of Sanofi-Aventis.

This letter is to confirm that Sanofi-Aventis is in the process of gathering information responsive to the Staff’s aforementioned comment letter and intends to respond to the comment letter in mid-September.

Please do not hesitate to contact me at 011 + 33 1 53 77 40 00 if you have any questions.

Very truly yours,

/s/ Jean-Luc Renard
Jean-Luc Renard
Vice-President, Corporate Accounting

cc:	Jérôme Contamine

John Felitti